Item 77I 	Deutsche California Tax-Free Income
Fund and Deutsche New York Tax-
Free Income Fund (each a series of
Deutsche State Tax-Free Income
Series)

The Class B shares of each of Deutsche California
Tax-Free Income Fund and Deutsche New York
Tax-Free Income Fund were converted to Class A shares effective on or about February 10, 2016.
Effective on or about February 12, 2016, each Fund's "Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of each Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.